Exhibit 99.1

Concord Medical Announces Withdrawal of Buyer Parties’ Going Private Proposal

BEIJING, November 13, 2017 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its board of directors (the “Board”) has received a letter from Mr. Jianyu Yang, chairman and chief executive officer of the Company, Morgancreek Investment Holdings Limited (“Morgancreek”), and Blue Ocean Management Limited (“Blue Ocean”, together with Mr. Yang and Morgancreek, the “Buyer Parties”), stating that the Buyer Parties would withdraw the non-binding going private proposal (the “Proposal”) dated July 11, 2016, with immediate effect. The letter stated that, after careful consideration, the Buyer Parties had determined not to proceed with the Proposal under the current circumstances. The letter does not contain any statement with respect to whether any of the Buyer Parties intends to make any similar proposal at any time.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2017, the Company operated a network of 60 centers with 41 hospital partners that spanned 34 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn